3Q26 Earning Release Conference Call	Adjusted EBITDA reached $471.8 million in 9M26, reaching an all-time high for a nine-month period. Monthly records set for urea and ammonia production and strong cane productivity.

November 12, 2026
12 p.m. (US EST)
2 p.m. (Buenos Aires/São Paulo time)
6 p.m. (Luxembourg)
Luxembourg, November 11, 2026 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the third quarter ended September 30, 2026. The financial information contained in this press release is based on consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non-IFRS measures. Please refer to page 11 for a definition and reconciliation to IFRS of the Non-IFRS measures used in this earnings release.

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	Consolidated Financial Performance - Highlights
	$ thousands	3Q26	Pro forma(1) 3Q25	Chg %	9M26	Pro forma(1) 9M25	Chg %	3Q25(2)	9M25(2)
Investor Relations	Gross Sales(3)	590,866	550,327	7.4%	1,519,097	1,486,105	2.2%	323,346	1,038,979
Emilio Gnecco	Adjusted EBITDA(4)	213,437	216,796	(1.5)%	471,781	378,035	24.8%	115,058	206,371
CFO	Adj. EBITDA Margin(4)	36.5%	39.9%	(8.4)%	31.6%	25.8%	22.3%	36.3%	20.3%
Victoria Cabello	Adjusted Net Income(4)	37,932	72,558	(47.7)%	32,641	59,126	(56.6)%	25,681	(1,817)
IR Officer	Net Debt(4)	1,808,153	n.m.	n.a.	1,808,153	n.m.	n.a.	871,509	871,509

	Breakdown by Operating Segment - Adjusted EBITDA
	$ thousands	3Q26	Pro forma(1) 3Q25	Chg %	9M26	Pro forma(1) 9M25	Chg %	3Q25(2)	9M25(2)
Email:	Sugar, Ethanol & Energy	101,139	120,467	(16.0)%	194,967	218,418	(10.7)%	120,467	218,418
ir@adecoagro.com	Fertilizers	109,307	101,738	7.4%	283,069	171,664	64.9%	—	—
	Food & Agriculture(5)	12,628	1,464	762.6%	18,855	19,192	(1.8)%	1,464	19,192
Website:	Corporate	(9,637)	(6,873)	40.2%	(25,110)	(31,239)(*)	(19.6)%	(6,873)	(31,239)(*)
www.adecoagro.com	Total	213,437	216,796	(1.5)%	471,781	378,035	24.8%	115,058	206,371
	(*) Includes $9.2 million of one-offs from Tether's tender offer for our common shares. Excluding this, Corporate Expenses were $22.0 million.

•Strong urea sales drove the year-over-year outperformance of our Fertilizers business. A better performance of our dairy operations in the domestic market, mainly on higher UHT milk prices, led to a significant rebound in Food & Agriculture results. In Sugar, Ethanol & Energy, sugarcane productivity continued to strengthen despite lower quarterly crushing on above-average rainfall.
•Adjusted Net Income decreased year-over-year in both 3Q26 and 9M26, mainly due to higher interest expenses, reflecting the additional debt incurred to finance the acquisition of the Fertilizers business, coupled with higher income taxes on higher pre-tax income.
•On a pro forma basis, Net Debt/LTM Adj. EBITDA(4) stood at 3.2x. Excluding the acquisition of Caarapó mill, net leverage ratio would have remained in line with 2Q26 at 3.0x, and below those levels when excluding seasonal working capital needs and the quarter-over-quarter increase in readily marketable inventories. Going forward, we expect higher results to support further deleveraging.

(1) On a pro forma basis to give effect to our acquisition of Profertil on December 18, 2025, as if such event had occurred on January 1, 2025. The unaudited pro forma consolidated financial information contained in this release is presented for illustrative purposes only and may not be an indication of what our financial position or results of operations would have been had the transaction been completed on the dates indicated. The unaudited pro forma consolidated financial information has been derived from the historical consolidated financial statements of Profertil and Adecoagro, and certain adjustments and assumptions have been made regarding the business combination under IFRS. The assumptions used in preparing the unaudited pro forma consolidated financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations.
(2) As per reported in our 3Q25 Earnings Release, published on November 11, 2025, prior to the acquisition of the Fertilizers business.
(3) Gross Sales are equal to Net Sales plus sales taxes related to sugar, ethanol and energy.
(4) Please see “Reconciliation of Non-IFRS measures” starting on page 11.
	(5) Our former Farming activities are now presented as the Food and Agriculture segment. The Food and Agriculture segment reflects the production and sale of food in various forms, including both raw agricultural outputs and manufactured food products. Comparative information will be recast to conform to the current presentation.

Sugar, Ethanol & Energy segment (SE&E)
Performance Highlights
◦Adjusted EBITDA amounted to $101.1 million in 3Q26 and $195.0 million in 9M26, 16.0% and 10.7% lower year-over-year, respectively. Effective September 1, 2026, operational and financial metrics for the SE&E business include Caarapó mill.
▪(+/-) Year-to-date crushing reached 10.4 million tons, up 5.9% year-over-year, although 3Q26 saw a 5.1% decline due to above-average rainfall in September. TRS per hectare increased 24.0% year-over-year in 9M26 and 31.0% in 3Q26.
▪(+) Quarterly mix of 47% sugar - 53% ethanol; year-to-date 35% - 65%.
▪(-/+) Lower net sales on lower sugar prices and volumes, partially offset by higher ethanol volumes as we accelerated sales to capture a favorable pricing window (all-in avg net selling price of $503/m³).
▪(-) Year-over-year losses in biological assets on lower Consecana prices.
▪(-) Cost of production stood at 9.2 cts/lb (versus 8.3 cts/lb in 9M25) despite higher crushing volume, driven by the appreciation of the Brazilian real. Excluding FX, costs in local currency remained broadly flat year-over-year.
Outlook
◦(+) We expect record crushing in 2026, with mid-double-digit growth versus 2025 on greater cane productivity (including Caarapó from September 1 and assuming normal weather through year-end). Our continuous harvest model ensures any cane left unharvested at year-end will be crushed from January onwards.
◦(+) As of this date, 100% of our 2026 sugar production is hedged at an average of 16.5 cts/lb, and 41% of 2027 production at 18.3 cts/lb. Unhedged volumes provide upside exposure in 1H27.
◦(+) We are accelerating ethanol sales to capture stronger prices, supported by a higher demand due to the low parity at the pump.
Fertilizers segment
Performance Highlights
◦Adjusted EBITDA amounted to $109.3 million in 3Q26 and $283.1 million in 9M26. On a pro forma basis, these represent a 7.4% and 64.9% increase versus 3Q25 and 9M25, assuming that the Profertil acquisition had occurred on January 1, 2025.
▪(+) Higher urea production (up 4.1% in 3Q26 and 11.4% in 9M26 year-over-year) driven by monthly production records and higher plant utilization rate on a year-to-date basis.
▪(+) Sales up 16.0% in 3Q26 as urea volumes rose 30.8% on accelerating demand ahead of South America's 2026/27 planting season. Year-to-date sales up 25.0% supported by higher prices ($561/ton 9M26 average; up 16.9% versus 9M25) coupled with higher volumes sold.

▪(+) Cost dilution on higher production and efficiencies achieved.
Outlook
◦(+) We expect Adjusted EBITDA to outperform prior years, supported by better-than-expected prices, continued production strength, including another monthly record for urea and ammonia in October, and enhanced cost efficiencies, driving margin expansion.
Food & Agriculture segment (F&A)
Performance Highlights
◦Adjusted EBITDA reached $12.6 million in 3Q26, compared to $1.5 million in 3Q25. On a year-to-date basis, Adjusted EBITDA reached $18.9 million, in line with 9M25.
▪(+) Higher quarterly sales driven by a strong performance of our consumer brands in the domestic market, mainly in UHT milk, coupled with higher white rice volumes as prices gradually recovered.
▪(+) Strong operational performance: higher grain and rice yields during 2025/26 harvest season, record quarterly cow productivity and higher rice and dairy processing volumes.
▪(+) Year-over-year gains in biological assets on better corn and peanut yields during the 2025/26 harvest.
▪(-) Higher costs in U.S. dollar terms.
Outlook
◦(+) 2026/27 planting activities are underway, with a forecasted planting plan of 245.4 thousand hectares, 2.9% higher than the previous campaign. We forecast yields in line to slightly above historical average, supported by above-average rainfall expected due to "El Niño" weather event. We expect continued strong dairy performance, supported by higher raw milk production, with cow productivity reaching an all-time high in October (41 liters/cow/day), along with higher processing volumes and prices.

Remarks
Caarapó Acquisition and Integration into our SE&E Cluster
◦On September 1, 2026, we completed the acquisition of Caarapó Mill in Mato Grosso do Sul from Raízen Group for R$705 million (∼US$136 million), paid in cash at closing. Based on Caarapó’s 3.5 million tons crushed in the 2025/26 season, the acquisition implies a purchase price of approximately US$39 per ton of cane crushed.
◦Similar in scale to our existing mills in Mato Grosso do Sul, Caarapó has an installed capacity of approximately 6 to 7 million tons of cane per year. By redirecting excess cane from our Cluster to Caarapó, we will increase crushing volumes from the outset, estimating reaching 4.5 million tons in

2027, initially by extending the harvest season and ultimately migrating toward a continuous harvest model.
◦We see significant room to improve Caarapó’s performance by applying the same operating model and know-how that have made our Cluster one of the lowest-cost producers of sugar, ethanol and energy in the world. In 2027, our Angelica, Ivinhema and Caarapó mills will conform a new Cluster which is expected to crush approximately 17 million tons of sugarcane, making it one of the largest in Brazil.
Strengthening Our Balance Sheet for the Long Term
◦As part of our commitment to maintaining a healthy balance sheet and a well-balanced capital structure, we continue to proactively manage our liabilities, with a focus on extending our debt maturity profile, optimizing funding costs and preserving financial flexibility. Our diversified access to funding sources, including attractive local financing opportunities available through our operating subsidiaries, supports these efforts.
◦In line with this strategy, on October 28, 2026, we fully redeemed our outstanding 6.000% Senior Notes due 2027, for an aggregate principal amount of US$234.9 million, at par plus accrued and unpaid interest.
◦Following these actions, long-term debt accounts for 78% of total pro forma debt, up from 64%, extending our average debt life to 4.2 years and further strengthening our maturity profile.
Independent Farmland Appraisal Report
◦As of September 30, 2026, Cushman & Wakefield updated its independent appraisal of Adecoagro's farmland which consists of 228,171 hectares valued at $771.1 million.

Capital Allocation & Uses of Cash
Capital Expenditures

		Pro forma(1)			Pro forma(1)
$ thousands	3Q26	3Q25	Chg %	9M26	9M25	Chg %	3Q25(2)	9M25(2)
Maintenance	29,016	41,303	(29.7)%	116,004	149,944	(22.6)%	23,383	108,587
Expansion	146,267	31,813	359.8%	602,392	181,194	232.5%	127,813	181,194
Total	175,283	73,116	139.7%	718,396	331,138	116.9%	151,196	289,781
(1) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1, 2025. (2) As per reported in our 3Q25 Earnings Release, published on November 11, 2025, prior to the acquisition.
Maintenance capex totaled $29.0 million in 3Q26 and $116.0 million in 9M26, down 29.7% and 22.6% year-over-year on a pro forma basis, respectively. The decline mainly reflects the inclusion of $13.1 million in 3Q25 pro forma related to the scheduled turnaround carried out at the Fertilizers plant in late 2025. Throughout 2026, maintenance investments were mainly related to the renewal of our sugarcane plantation.
Expansion capex totaled $146.3 million in 3Q26, mainly related to the acquisition of Caarapó Mill. On a year-to-date basis, expansion capex also included the final payment for our 90% stake in Profertil during 1Q26, as well as investments in organic growth projects like the expansion of our biomethane production in Brazil.
Indebtedness

NET DEBT BREAKDOWN
$ thousands	3Q26(1)	2Q26	Chg %	3Q25	Chg %
Short-Term Debt	893,967	440,039	103.2%	182,779	389.1%
Long-Term Debt	1,577,889	1,577,679	—%	1,054,192	49.7%
Gross Debt	2,471,856	2,017,718	22.5%	1,236,971	99.8%
Cash & Equivalents	657,892	302,463	117.5%	339,998	93.5%
Short-Term Investments	5,811	28,044	(79.3)%	25,464	(77.2)%
Net Debt	1,808,153	1,687,211	7.2%	871,509	107.5%
(1) Includes $11.8 million of cash & cash equivalents and $33.9 million of short-term debt from UMA mill, reclassified as "Assets & Liabilities from assets held for sale".
As of September 30, 2026, Adecoagro's net debt totaled $1.8 billion, up 7.2% quarter-over-quarter, due to the debt incurred to fund the acquisition of the Caarapó Mill. Excluding such acquisition, our pro forma Net Debt/EBITDA ratio would have remained in line with 2Q26 at 3.0x, compared to the reported pro forma ratio of 3.2x. Subsequent to the finalization of this 3Q26, and during October 2026, we also secured several long-term financings to refinance short-term maturities, including the redemption of the $235 million outstanding of our global notes due 2027.
Going forward and in line with the seasonality of our operations, we expect working capital to reverse as sales proceeds are collected in 4Q. Stronger cash generation along with higher expected Adjusted EBITDA, should support deleveraging by bringing our leverage ratio down toward our year-end target (~2.5x).
2026 Shareholder Distribution
On November 19, we will pay the second $17.5 million installment of our annual cash dividend, equivalent to $0.12129154 per share, to shareholders of record as of November 5. This payment will complete our annual dividend distribution of $35.0 million, equivalent to ~$0.2426 per share.

Sugar, Ethanol & Energy

PRODUCTION DATA	Metric	3Q26	3Q25	Chg %	9M26	9M25	Chg %
Sugarcane Milled	tons	4,616,184	4,863,699	(5.1)%	10,376,432	9,796,837	5.9%
Yield	tons/hectare	82	63	29.8%	82	64	28.3%
TRS Content	kilogram/ton	137	136	1.0%	122	127	(3.3)%
Harvested Area	hectares	48,023	66,060	(27.3)%	114,111	138,456	(17.6)%

TRS Equivalent Produced	tons	647,635	685,432	(5.5)%	1,332,907	1,295,762	2.9%
Sugar / Ethanol Mix	%	47% - 53%	42% - 58%	13.3% - (9.6%)	35% - 65%	45% - 55%	(22.7%) - 18.4%
Sugar	tons	274,640	255,563	7.5%	408,632	518,381	(21.2)%
Ethanol(1)	cubic meters	214,974	248,165	(13.4)%	538,002	445,553	20.7%
Energy Exported	MWh	253,331	252,187	0.5%	582,255	508,451	14.5%

PRODUCTION COSTS(2)	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	9M26	9M25	Chg %	9M26	9M25	Chg %
Agricultural Costs	298,525	258,396	15.5%	11.1	9.9	12.8%
Industrial Costs	91,409	79,546	14.9%	3.4	3.0	12.2%
Total Production Costs	389,934	337,942	15.4%	14.6	12.9	12.7%
Depreciation & Amortization PP&E	(144,568)	(120,001)	20.5%	(5.4)	(4.6)	17.6%
Total Production Costs (excl D&A)	245,366	217,941	12.6%	9.2	8.3	9.9%
(1) Does not include 11,204 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks during 9M25. (2)Total production cost may differ from our Cost Of Goods Sold figure as the former refers to the cost of our goods produced, whereas the latter refers to the cost of our goods sold.
Effective September 1, 2026, all operational and financial metrics include Caarapó mill.
Significantly higher rainfall in September (141% above the 10-year average in Angelica/Ivinhema region and 179% above average in Caarapó) reduced effective milling days during the quarter, resulting in a 5.1% year-over-year decline in 3Q26 crushing volumes to 4.6 million tons. Nevertheless, sugarcane productivity continued to improve, with TRS content per hectare up 31.0% year-over-year. On a year-to-date basis, crushing increased 5.9% year-over-year to 10.4 million tons, supported by strong yields of 82 tons per hectare which offset a smaller harvested area. Higher rainfall, however, weighed on TRS content, which declined 3.3% year-over-year despite improving versus previous quarters.
During the quarter, we dynamically adjusted our production mix to consistently maximize the product offering the most attractive margins, resulting in a sugar-ethanol mix of 47% - 53%. Within our ethanol production, we continued to favor the production of hydrous ethanol.
Despite the lower quarterly crushing, exported energy was in line with 3Q25. On a year-to-date basis, energy exported was 14.5% higher than 9M25, driven by the aforementioned 5.9% year-over-year increase in crushing and the use of our stored bagasse to produce energy to comply with our contracts.
Year-to-date, our production costs excluding depreciation and amortization totaled 9.2 cts/lb, 9.9% higher year-over-year. This was primarily driven by the appreciation of the Brazilian real versus 9M25, coupled with higher harvesting costs due to higher diesel prices. Excluding the impact of FX appreciation, our production costs in Brazilian reals remained broadly in line with the prior year.

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	3Q26	3Q25	Chg %	3Q26	3Q25	Chg %	3Q26	3Q25	Chg %
Sugar (tons)(2)	57,127	81,937	(30.3)%	164,711	210,613	(21.8)%	347	389	(10.8)%
Ethanol (cubic meters)	59,023	39,973	47.7%	139,581	83,167	67.8%	423	481	(12.0)%
Energy (Mwh) (2)	11,066	11,294	(2.0)%	265,096	271,997	(2.5)%	42	42	0.5%
Others (3)	961	3,665	(73.8)%
Total Net Sales(1)	128,177	136,869	(6.4)%

NET SALES BREAKDOWN	9M26	9M25	Chg %	9M26	9M25	Chg %	9M26	9M25	Chg %
Sugar (tons)(2)	109,287	208,693	(47.6)%	320,824	500,721	(35.9)%	341	417	(18.3)%
Ethanol (cubic meters)	215,189	192,868	11.6%	437,212	411,293	6.3%	492	469	5.0%
Energy (MWh) (2)	26,388	22,851	15.5%	624,279	578,330	7.9%	42	40	7.0%
Others (3)	16,308	14,136	15.4%
Total Net Sales(1)	367,172	438,548	(16.3)%

HIGHLIGHTS - $ thousand	3Q26	3Q25	Chg %	9M26	9M25	Chg %
Net Sales (1)	128,177	136,869	(6.4)%	367,172	438,548	(16.3)%
Adjusted EBITDA	101,139	120,467	(16.0)%	194,967	218,418	(10.7)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.(2) Includes commercialization of energy from third parties; (3) Includes the commercialization of (i) CBios; (ii) the sale of soybean planted as cover crop during the implementation of meiosis, and (iii) diesel sold by Monte Alegre Distribuidora (MAC).

Net sales reached $128.2 million in 3Q26 and $367.2 million in 9M26, down 6.4% and 16.3% year-over-year, respectively. Despite the increase in ethanol selling volumes, particularly during 3Q26, the decrease in revenues was mainly explained by lower sugar sales, reflecting both lower prices and volumes sold.
Sugar sales declined both on a quarterly and year-to-date basis, fully explained by lower volumes sold and lower global prices. We maximized ethanol production until mid-August 2026 given its better margin (versus a higher sugar mix during 1H25), before shifting towards sugar as global prices rebounded by the end of 3Q26 on a tighter global S&D balance driven by lower-than-expected production across key exporting countries.
Higher ethanol sales during both periods was mainly explained by higher volumes sold. By mid-3Q26, we accelerated ethanol sales to capture higher prices, driven by tighter domestic supply following weather-related disruptions in Brazil’s Center-South region, as well as government measures supporting ethanol’s competitiveness versus gasoline (recorded under Other Operating Income). Thereby, our all-in average net selling price reached $503/m³ during 3Q26. On a year-to-date basis, our top-line also benefited from the sale of our carry-over inventories and daily production during 1Q26, when we capitalized on peak prices ahead of the harvest season, as well as from a stronger Brazilian real.
Quarterly energy sales were broadly in line with 3Q25, as the appreciation of the Brazilian real offset lower volumes sold. On an accumulated basis, the increase in sales was driven by higher volumes due to higher crushing and the use of stored bagasse, coupled with higher prices reflecting attractive spot market opportunities during 1H26 and a stronger Brazilian real.
Adjusted EBITDA reached $101.1 million in 3Q26 and $195.0 million in 9M26, 16.0% and 10.7% lower than in 3Q25 and 9M25, respectively. This was mainly driven by the aforementioned decline in sales; coupled with year-over-year losses in the mark-to-market of our biological assets on lower Consecana prices.

Fertilizers

HIGHLIGHTS			Pro forma(1)			Pro forma(1)
	metric	3Q26	3Q25	Chg %	9M26	9M25	Chg %	3Q25(2)	9M25(2)
Total Sales	$ thousands	263,237	226,981	16.0%	559,010	447,126	25.0%	—	—
Sales of Urea	thousand tons	470	359	30.8%	873	792	10.2%	—	—
	$ per ton	511	524	(2.4)%	561	480	16.9%	—	—
	$ thousands	239,946	188,062	27.6%	490,247	380,344	28.9%	—	—
Other Sales	$ thousands	23,291	38,919	(40.2)%	68,763	66,782	3.0%	—	—
Adjusted EBITDA	$ thousands	109,307	101,738	7.4%	283,069	171,664	64.9%	—	—

Production Data
Urea Production	thousand tons	342	329	4.1%	960	862	11.4%	—	—
(1) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1, 2025. (2) As per reported in our 3Q25 Earnings Release, published on November 11, 2025, prior to the acquisition.

For comparison, we provide pro forma 3Q25 & 9M25 operational and financial figures for our Fertilizers operations.
Following the scheduled turnaround maintenance completed at the end of 2025 (prior to the acquisition), and leveraging more than 25 years of operating experience, we set a new monthly urea production record in August, while ammonia production reached new monthly highs in both August and September. As a result, urea production reached 342 thousand tons in 3Q26, up 4.1% year-over-year, and 960 thousand tons in 9M26, 11.4% higher than the same period of last year, mainly driven by a higher plant utilization rate.
Sales reached $263.2 million in 3Q26 and $559.0 million in 9M26, up 16.0% and 25.0% year-over-year, respectively. After the hike in prices in 1H26 amid the escalation of the conflict in the Middle East, a region that accounts for approximately 30% of global urea trade, international urea prices declined sharply in June, supporting a recovery in demand. As the South American summer crop planting season approached, demand continued to strengthen, setting a floor for prices which gradually rose in the following weeks. Consequently, urea selling volumes amounted to 470 thousand tons during 3Q26, up 30.8% year-over-year and more than double 2Q26 volumes - mainly reflecting the typical seasonality of the business. Our average selling price stood at $511/ton in 3Q26, while on a year-to-date basis it reached $561/ton, 16.9% higher year-over-year, reflecting our ability to maximize sales during the peak prices.
As a result, Adjusted EBITDA totaled $109.3 million during 3Q26, 7.4% higher than the same period of last year, fully explained by the year-over-year increase in sales. On an accumulated basis, Adjusted EBITDA amounted to $283.1 million in 9M26, marking a 64.9% year-over-year increase. Along with higher sales, results also benefited from greater cost dilution due to the aforementioned increase in production coupled with other costs efficiencies achieved, driving margin expansion.

Food & Agriculture

HIGHLIGHTS (1)	metric	3Q26	3Q25	Chg %	9M26	9M25	Chg %
Sales	$ thousands	193,225	179,845	7.4%	568,954	579,087	(1.7)%
Adjusted EBITDA	$ thousands	12,628	1,464	762.6%	18,855	19,192	(1.8)%
(1) Financial & Operational data available in our Results Spreadsheet on Adecoagro's IR website.
Harvesting activities for the 2025/26 season have concluded, with total production exceeding 1.2 million tons on greater yields versus the prior campaign. Planting for the 2026/27 season is underway, with 57.4% of the area seeded as of the date of this report. We expect to plant 245.4 thousand hectares, up 2.9% year-over-year, mainly explained by larger rice and peanut areas, while marginally reducing hectares from other traditional grains, such as soybean and corn. We forecast yields in line with or slightly above historical averages, supported by above-average rainfall during crop development as El Niño conditions are expected to persist through the end of 1Q27. In addition, we processed 303.9 million liters of milk during 9M26, 2.2% higher year-over-year, driven by greater cow productivity, which reached a new quarterly record of 39.8 liters/cow/day.
Adjusted EBITDA reached $12.6 million in 3Q26, up $11.2 million year-over-year. Stronger results were mainly driven by higher sales, reflecting a strong performance of our dairy consumer brand in the domestic market on higher UHT milk prices, coupled with an acceleration in rice sales as prices gradually recovered. Results also benefited from year-over-year gains in biological assets on better corn and peanut yields during the 2025/26 harvest. The strong third quarter offset weaker results in 1H26, bringing 9M26 sales and Adjusted EBITDA to $569.0 million and $18.9 million, respectively, in line with 9M25.

SALES BREAKDOWN	$ thousands			Units(1)			($/unit)
	3Q26	3Q25	Chg %	3Q26	3Q25	Chg %	3Q26	3Q25	Chg %
Soybean	16,275	19,214	(15.3)%	40,415	67,864	(40.4)%	403	283	42.2%
Corn(2)	20,939	18,970	10.4%	112,104	108,762	3.1%	187	174	7.1%
Peanut	14,379	13,079	9.9%	14,805	12,846	15.2%	971	1,018	(4.6)%
White Rice	41,319	31,191	32.5%	74,362	53,522	38.9%	556	583	(4.7)%
UHT Milk	39,625	33,659	17.7%	47,735,283	49,703,023	(4.0)%	0.83	0.68	22.6%
Powdered Milk	11,983	14,207	(15.7)%	3,146	3,858	(18.4)%	3,809	3,683	3.4%
Cheese	11,342	10,476	8.3%	2,166	2,222	(2.5)%	5,236	4,715	11.0%
Others (3)	37,363	39,049	(4.3)%
Total Net Sales	193,225	179,845	7.4%

SALES BREAKDOWN	9M26	9M25	Chg %	9M26	9M25	Chg %	9M26	9M25	Chg %
Soybean	54,501	54,320	0.3%	146,959	187,426	(21.6)%	371	290	28.0%
Corn(2)	44,603	41,990	6.2%	239,796	232,305	3.2%	186	181	2.9%
Peanut	39,690	45,655	(13.1)%	41,523	32,369	28.3%	956	1,410	(32.2)%
White Rice	135,982	149,166	(8.8)%	258,750	233,942	10.6%	526	638	(17.6)%
UHT Milk	108,270	94,972	14.0%	140,747,520	126,836,804	11.0%	0.77	0.75	2.7%
Powdered Milk	36,543	35,265	3.6%	9,853	9,437	4.4%	3,709	3,737	(0.8)%
Cheese	29,638	29,334	1.0%	6,251	5,822	7.4%	4,741	5,039	(5.9)%
Others (3)	119,727	128,385	(6.7)%
Total Net Sales	568,954	579,087	(1.7)%
(1) All products are expressed in tons except for UHT milk which unit of measure is liters. (2) Includes sorghum. (3) Includes wheat, sunflower, cotton, other dairy products, rice snacks and by-products, among other sales.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena, including El Niño; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) the correlation between petroleum, ethanol and sugar prices; (vi) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, and to consolidate our position in different businesses; (vii) the efficiencies, cost savings and competitive advantages resulting from acquisitions; (viii) the implementation of our financing strategy, capital expenditure plan and expected shareholder distributions; (ix) the maintenance of our relationships with customers; (x) the competitive nature of the industries in which we operate; (xi) the cost and availability of financing; (xii) future demand for the commodities we produce; (xiii) international prices for commodities; (xiv) the condition of our land holdings; (xv) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xvi) the performance of the South American and world economies; and (xvii) the relative value of the Brazilian real, the Argentine peso, and the Uruguayan peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income
In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value, the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments.
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain or loss from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, any charges related to impairments, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry.
These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments.
We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results, bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.

We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, and impairments, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 13.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and short-term investments. This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.
Adjusted Net Income
We define Adjusted Net Income as (i) profit/(loss) of the period/year before net gain/(losses) from fair value adjustments of investment property land, bargain purchase gain on acquisition and any impairment; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME		Pro forma(1)			Pro forma(1)
$ thousands	3Q26	3Q25	Chg %	9M26	9M25	Chg %	3Q25(2)	9M25(2)
Profit for the period	51,695	48,027	7.6%	120,753	53,312	(87.9)%	6,427	8,091
Foreign exchange losses/(gains), net	(16,921)	26,954	(162.8)%	(108,003)	3,399	537.7%	21,677	(12,323)
Inflation accounting effects	6,715	712	843.1%	19,910	6,029	(88.2)%	712	6,029
Net results from Fair Value adjustment of Investment Property	217	(3,135)	n.a	3,755	(3,614)	n.a	(3,135)	(3,614)
Bargain purchase gain	(52,620)	—	n.a.	(52,620)	—	n.a.	—	—
Impairment of assets	48,846	—	n.a.	48,846	—	n.a.	—	—
Adjusted Net Income	37,932	72,558	(47.7)%	32,641	59,126	(56.6)%	25,681	(1,817)
(1) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1, 2025. (2) As per reported in our 3Q25 Earnings Release, published on November 11, 2025, prior to the acquisition.

RECONCILIATION TO ADJUSTED EBITDA & PROFIT/LOSS	3Q26					3Q25
$ thousands	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total
Sales of goods and services rendered	134,404	263,237	193,225	—	590,866	143,501	—	179,845	—	323,346
Cost of goods sold and services rendered	(103,299)	(133,170)	(164,966)	—	(401,435)	(97,985)	—	(166,270)	—	(264,255)
Initial recog. and changes in FV of BA and agricultural produce	32,817	—	11,846	—	44,663	40,904	—	4,915	—	45,819
Gain from changes in NRV of agricultural produce after harvest	51	—	1,559	—	1,610	165	—	5,210	—	5,375
Margin on Manufacturing and Agricultural Act. Before Opex	63,973	130,067	41,664	—	235,704	86,585	—	23,700	—	110,285
General and administrative expenses	(7,489)	(6,831)	(15,433)	(9,586)	(39,339)	(4,938)	—	(10,861)	(6,944)	(22,743)
Selling expenses	(19,582)	(22,787)	(24,613)	(158)	(67,140)	(17,079)	—	(20,170)	(226)	(37,475)
Other operating income, net	(31,123)	(9,593)	(13,329)	(314)	(54,359)	356	—	3,068	(95)	3,329
Bargain purchase gain	52,620	—	—	—	52,620	—	—	—	—	—
Profit from Operations Before Financing and Taxation	58,399	90,856	(11,711)	(10,058)	127,486	64,924	—	(4,263)	(7,265)	53,396
Net results from Fair value adjustment of Investment property	—	—	90	—	90	—	—	(2,643)	—	(2,643)
Bargain purchase gain	(52,620)	—	—	—	(52,620)	—	—	—	—	—
Impairment of assets	35,538	—	13,324	—	48,862	—	—	—	—	—
Adjusted EBIT	41,317	90,856	1,703	(10,058)	123,818	64,924	—	(6,906)	(7,265)	50,753
(-) Depreciation and Amortization	59,822	18,451	10,925	421	89,619	55,543	—	8,370	392	64,305
Adjusted EBITDA	101,139	109,307	12,628	(9,637)	213,437	120,467	—	1,464	(6,873)	115,058
Reconciliation to Profit/(Loss)
Adjusted EBITDA					213,437					115,058
(+) Depreciation and Amortization					(89,619)					(64,305)
(+) Financial result, net					(40,651)					(50,489)
(+) Net results from Fair value adjustment of Investment property					(90)					2,643
(+) Bargain purchase gain					52,620					—
(-) Impairment of assets					(48,862)					—
(+) Income Tax (Charge)/Benefit					(34,053)					63
(+) Translation Effect (IAS 21)					(1,087)					3,457
Profit/(Loss) for the Period					51,695					6,427

Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1, 2025.

RECONCILIATION TO ADJUSTED EBITDA & PROFIT/LOSS	3Q26					3Q25
$ thousands	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total
Sales of goods and services rendered	134,404	263,237	193,225	—	590,866	143,501	226,981	179,845	—	550,327
Cost of goods sold and services rendered	(103,299)	(133,170)	(164,966)	—	(401,435)	(97,985)	(117,733)	(166,270)	—	(381,988)
Initial recog. and changes in FV of BA and agricultural produce	32,817	—	11,846	—	44,663	40,904	—	4,915	—	45,819
Gain from changes in NRV of agricultural produce after harvest	51	—	1,559	—	1,610	165	—	5,210	—	5,375
Margin on Manufacturing and Agricultural Act. Before Opex	63,973	130,067	41,664	—	235,704	86,585	109,248	23,700	—	219,533
General and administrative expenses	(7,489)	(6,831)	(15,433)	(9,586)	(39,339)	(4,938)	(7,100)	(10,861)	(6,944)	(29,843)
Selling expenses	(19,582)	(22,787)	(24,613)	(158)	(67,140)	(17,079)	(18,511)	(20,170)	(226)	(55,986)
Other operating income, net	(31,123)	(9,593)	(13,329)	(314)	(54,359)	356	(333)	3,068	(95)	2,996
Bargain purchase gain	52,620	—	—	—	52,620	—	—	—	—	—
Profit from Operations Before Financing and Taxation	58,399	90,856	(11,711)	(10,058)	127,486	64,924	83,304	(4,263)	(7,265)	136,700
Net results from Fair value adjustment of Investment property	—	—	90	—	90	—	—	(2,643)	—	(2,643)
Bargain purchase gain	(52,620)	—	—	—	(52,620)	—	—	—	—	—
Impairment of assets	35,538	—	13,324	—	48,862	—	—	—	—	—
Adjusted EBIT	41,317	90,856	1,703	(10,058)	123,818	64,924	83,304	(6,906)	(7,265)	134,057
(-) Depreciation and Amortization	59,822	18,451	10,925	421	89,619	55,543	18,434	8,370	392	82,739
Adjusted EBITDA	101,139	109,307	12,628	(9,637)	213,437	120,467	101,738	1,464	(6,873)	216,796
Reconciliation to Profit/(Loss)
Adjusted EBITDA					213,437					216,796
(+) Depreciation and Amortization					(89,619)					(82,739)
(+) Financial result, net					(40,651)					(55,719)
(+) Net results from Fair value adjustment of Investment property					(90)					2,643
(+) Bargain purchase gain					52,620					—
(-) Impairment of assets					(48,862)					—
(+) Income Tax (Charge)/Benefit					(34,053)					(36,411)
(+) Translation Effect (IAS 21)					(1,087)					3,457
Profit/(Loss) for the Period					51,695					48,027

RECONCILIATION TO ADJUSTED EBITDA & PROFIT/LOSS	9M26					9M25
$ thousands	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total
Sales of goods and services rendered	391,133	559,010	568,954	—	1,519,097	459,892	—	579,087	—	1,038,979
Cost of goods sold and services rendered	(295,883)	(260,402)	(508,182)	—	(1,064,467)	(346,377)	—	(519,887)	—	(866,264)
Initial recog. and changes in FV of BA and agricultural produce	24,885	—	45,106	—	69,991	49,616	—	30,441	—	80,057
Gain from changes in NRV of agricultural produce after harvest	687	—	3,856	—	4,543	(609)	—	8,708	—	8,099
Margin on Manufacturing and Agricultural Act. Before Opex	120,822	298,608	109,734	—	529,164	162,522	—	98,349	—	260,871
General and administrative expenses	(22,058)	(19,512)	(46,538)	(25,802)	(113,910)	(21,355)	—	(42,115)	(31,901)	(95,371)
Selling expenses	(52,562)	(47,981)	(77,558)	(368)	(178,469)	(48,978)	—	(66,182)	(362)	(115,522)
Other operating income, net	(27,130)	(3,398)	(15,532)	(178)	(46,238)	6,228	—	5,767	(238)	11,757
Bargain purchase gain	52,620	—	—	—	52,620	—	—	—	—	—
Profit from Operations Before Financing and Taxation	71,692	227,717	(29,894)	(26,348)	243,167	98,417	—	(4,181)	(32,501)	61,735
Net results from Fair value adjustment of Investment property	—	—	3,459	—	3,459	—	—	(3,122)	—	(3,122)
Bargain purchase gain	(52,620)	—	—	—	(52,620)	—	—	—	—	—
Impairment of assets	35,538	—	13,324	—	48,862	—	—	—	—	—
Adjusted EBIT	54,610	227,717	(13,111)	(26,348)	242,868	98,417	—	(7,303)	(32,501)	58,613
(-) Depreciation and Amortization	140,357	55,352	31,966	1,238	228,913	120,001	—	26,495	1,262	147,758
Adjusted EBITDA	194,967	283,069	18,855	(25,110)	471,781	218,418	—	19,192	(31,239)	206,371
Reconciliation to Profit/(Loss)
Adjusted EBITDA					471,781					206,371
(+) Depreciation and Amortization					(228,913)					(147,758)
(+) Financial result, net					(48,653)					(60,097)
(+) Net results from Fair value adjustment of Investment property					(3,459)					3,122
(+) Bargain purchase gain					52,620					—
(-) Impairment of assets					(48,862)					—
(+) Income Tax (Charge)/Benefit					(71,537)					2,002
(+) Translation Effect (IAS 21)					(2,224)					4,451
Profit/(Loss) for the Period					120.753					8,091

Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1, 2025.

RECONCILIATION TO ADJUSTED EBITDA & PROFIT/LOSS	9M26					9M25
$ thousands	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total
Sales of goods and services rendered	391,133	559,010	568,954	—	1,519,097	459,892	447,126	579,087	—	1,486,105
Cost of goods sold and services rendered	(295,883)	(260,402)	(508,182)	—	(1,064,467)	(346,377)	(260,285)	(519,887)	—	(1,126,549)
Initial recog. and changes in FV of BA and agricultural produce	24,885	—	45,106	—	69,991	49,616	—	30,441	—	80,057
Gain from changes in NRV of agricultural produce after harvest	687	—	3,856	—	4,543	(609)	—	8,708	—	8,099
Margin on Manufacturing and Agricultural Act. Before Opex	120,822	298,608	109,734	—	529,164	162,522	186,841	98,349	—	447,712
General and administrative expenses	(22,058)	(19,512)	(46,538)	(25,802)	(113,910)	(21,355)	(23,315)	(42,115)	(31,901)	(118,686)
Selling expenses	(52,562)	(47,981)	(77,558)	(368)	(178,469)	(48,978)	(46,644)	(66,182)	(362)	(162,166)
Other operating income, net	(27,130)	(3,398)	(15,532)	(178)	(46,238)	6,228	(367)	5,767	(238)	11,390
Bargain purchase gain	52,620	—	—	—	52,620	—	—	—	—	—
Profit from Operations Before Financing and Taxation	71,692	227,717	(29,894)	(26,348)	243,167	98,417	116,515	(4,181)	(32,501)	178,250
Net results from Fair value adjustment of Investment property	—	—	3,459	—	3,459	—	—	(3,122)	—	(3,122)
Bargain purchase gain	(52,620)	—	—	—	(52,620)	—	—	—	—	—
Impairment of assets	35,538	—	13,324	—	48,862	—	—	—	—	—
Adjusted EBIT	54,610	227,717	(13,111)	(26,348)	242,868	98,417	116,515	(7,303)	(32,501)	175,128
(-) Depreciation and Amortization	140,357	55,352	31,966	1,238	228,913	120,001	55,149	26,495	1,262	202,907
Adjusted EBITDA	194,967	283,069	18,855	(25,110)	471,781	218,418	171,664	19,192	(31,239)	378,035
Reconciliation to Profit/(Loss)
Adjusted EBITDA					471,781					378,035
(+) Depreciation and Amortization					(228,913)					(202,907)
(+) Financial result, net					(48,653)					(82,029)
(+) Net results from Fair value adjustment of Investment property					(3,459)					3,122
(+) Bargain purchase gain					52,620					—
(-) Impairment of assets					(48,862)					—
(+) Income Tax (Charge)/Benefit					(71,537)					(47,360)
(+) Translation Effect (IAS 21)					(2,224)					4,451
Profit/(Loss) for the Period					120.753					53,312

Condensed Consolidated Interim Financial Statments

Statement of Income
$ thousands	3Q26	3Q25		9M26	9M25
Revenue	598,436	304,212	96.7%	1,528,127	1,011,798	51.0%
Cost of revenue	(408,159)	(246,836)	65.4%	(1,072,753)	(841,418)	27.5%
Initial recognition and Changes in fair value of biological assets and agricultural produce	45,713	44,386	3.0%	71,204	77,479	(8.1)%
Changes in net realizable value of agricultural produce after harvest	1,651	5,034	(67.2)%	4,415	7,594	(41.9)%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	237,641	106,796	122.5%	530,993	255,453	107.9%
General and administrative expenses	(40,781)	(19,047)	114.1%	(115,725)	(90,014)	28.6%
Selling expenses	(68,648)	(34,564)	98.6%	(180,411)	(111,316)	62.1%
Other operating income, net	(54,433)	3,668	(1,584.0)%	(46,534)	12,063	(485.8)%
bargain purchase gain	52,620	—	n . a	52,620	—	n . a
Profit from operations	126,399	56,853	122.3%	240,943	66,186	264.0%
Finance income	24,337	(18,321)	(232.8)%	135,294	25,036	440.4%
Finance costs	(58,273)	(31,456)	85.3%	(164,037)	(79,104)	107.4%
Other financial results - Net gain / (loss) of inflation effects on the monetary items	(6,715)	(712)	843.1%	(19,910)	(6,029)	230.2%
Financial results, net	(40,651)	(50,489)	(19.5)%	(48,653)	(60,097)	(19.0)%
Profit / (loss) before income tax	85,748	6,364	1,247.4%	192,290	6,089	3,058.0%
Income tax	(34,053)	63	(54,152.4)%	(71,537)	2,002	(3,673.3)%
Profit for the period	51,695	6,427	704.3%	120,753	8,091	1,392.4%

Statement of Cashflows
$ thousands	3Q26	3Q25		9M26	9M25
Cash flows from operating activities:
Profit from operations	51,695	6,427	704.3%	120,753	8,091	1,392.4%
Adjustments for:
Income tax (benefit) / expense	34,053	(63)	(54,152.4)%	71,537	(2,002)	(3,673.3)%
Depreciation	89,289	62,480	42.9%	226,649	144,232	57.1%
Amortization	1,112	405	174.6%	3,318	1,480	124.2%
Depreciation of right of use assets	23,259	20,475	13.6%	62,522	58,847	6.2%
(Gain) from disposal of other property items	182	(1,215)	(115.0)%	(1,748)	(1,623)	7.7%
Bargain purchase gain on acquisition	(52,620)	—	n . a	(52,620)	—	n . a
Impairment of assets	48,846	—	n . a	48,846	—	n . a
Equity settled shared-based compensation granted	1,880	(314)	(698.7)%	6,034	11,580	(47.9)%
Loss / (gain) from derivative financial instruments and forwards	3,907	2,366	65.1%	8,630	(4,827)	(278.8)%
Interest and other expense , net	47,144	24,776	90.3%	123,144	64,563	90.7%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(41,314)	(15,483)	166.8%	(60,438)	(21,642)	179.3%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(772)	(6,235)	(87.6)%	(1,652)	(8,372)	(80.3)%
Provision and allowances	1,595	(207)	(870.5)%	1,188	(171)	(794.7)%
Net gain from fair value adjustment of Investment property	217	(3,135)	(106.9)%	3,755	(3,614)	(203.9)%
Tax credit recognized	(9,361)	—	n . a	(17,119)	(4,132)	314.3%
Net gain of inflation effects on the monetary items of the effect of inflation on monetary items	6,715	712	843.1%	19,910	6,029	230.2%
Foreign exchange gains, net	(16,921)	21,677	(178.1)%	(108,003)	(12,323)	776.4%
Subtotal	188,906	111,953	68.7%	454,706	236,116	92.6%

Changes in operating assets and liabilities:
Increase in trade and other receivables	(73,702)	24,123	(405.5)%	(102,991)	(75,879)	35.7%
Increase in inventories	(47,719)	(50,901)	(6.3)%	(133,198)	(103,725)	28.4%
Decrease in biological assets	(20,655)	(43,346)	(52.3)%	71,323	70,253	1.5%
Decrease in other assets	(4,801)	57	(8,522.8)%	(4,577)	262	(1,846.9)%
Increase in derivative financial instruments	(3,293)	(2,755)	19.5%	(3,288)	(4,598)	(28.5)%
(Decrease) / increase in trade and other payables	49,489	(15,841)	(412.4)%	(49,655)	12,502	(497.2)%
(Decrease) / increase in payroll and social security liabilities	15,173	5,596	171.1%	16,947	6,697	153.1%
(Decrease) / increase in provisions for other liabilities	2,454	(175)	(1,502.3)%	3,511	(85)	(4,230.6)%
Cash generated in operations	105,852	28,711	268.7%	252,778	141,543	78.6%
Income taxes paid	4,382	(1,057)	(514.6)%	(20,172)	(2,852)	607.3%
Net cash generated from operating activities (a)	110,234	27,654	298.6%	232,606	138,691	67.7%

Statement of Cashflows
$ thousands	3Q26	3Q25		9M26	9M25
Cash flows from investing activities
Acquisition of business, net of cash acquired	(126,890)	—	n . a	(528,722)	—	n . a
Purchases of property, plant and equipment	(47,638)	(52,210)	(8.8)%	(189,148)	(189,891)	(0.4)%
Purchase of cattle and non current biological assets planting cost	(51)	2,404	(102.1)%	(78)	(138)	(43.5)%
Purchases of intangible assets	(668)	(426)	56.8%	(1,391)	(1,244)	11.8%
Interest received	5,329	8,931	(40.3)%	21,683	12,931	67.7%
Proceeds from sale of property, plant and equipment	431	701	(38.5)%	2,429	1,316	84.6%
Proceeds from sale of farmlands	—	1,691	(100.0)%	—	3,292	(100.0)%
Advance payments for acquisition of joint venture	—	(96,000)	(100.0)%	—	(96,000)	(100.0)%
Acquisition of short term	(114,267)	(31,008)	n . a	(219,017)	(103,775)	111.0%
Dispositions of short term investment	137,283	26,112	425.7%	316,533	110,980	185.2%
Net cash used in investing activities (b)	(146,471)	(139,805)	4.8%	(597,711)	(262,529)	127.7%

Cash flows from financing activities
Proceeds from EQ settled share-based compensation exercise	—	45	(100.0)%	312	45	n . a
Interest paid (c)	(38,656)	(18,410)	110.0%	(88,301)	(44,930)	96.5%
Proceeds from long-term borrowings	515,605	525,075	(1.8)%	882,883	552,622	59.8%
Payment of long-term borrowings	(658)	(157,669)	(99.6)%	(49,954)	(200,271)	(75.1)%
Proceeds from short-term borrowings	50,586	46,197	9.5%	198,550	212,922	(6.7)%
Payment of short-term borrowings	(113,035)	(90,546)	24.8%	(195,725)	(154,699)	26.5%
Payment of derivatives financial instruments	(49)	(170)	(71.2)%	(472)	(137)	244.5%
Lease Payments	(15,211)	(24,817)	(38.7)%	(73,402)	(85,102)	(13.7)%
Purchase of own shares	—	—	n . a	—	(10,210)	(100.0)%
Dividends paid to non-controlling interest	(11,611)	—	n . a	(21,766)	—	n . a
Dividends to shareholders	—	—	n . a	(17,500)	(17,500)	—%
Net cash used in financing activities (d)	386,971	279,660	38.4%	634,625	252,740	151.1%
Net increase / (decrease) in cash and cash equivalents	350,734	167,509	109.4%	269,520	128,902	109.1%
Cash and cash equivalents at beginning of year	302,463	180,607	67.5%	383,150	211,244	81.4%
Exchange gains on cash and cash equivalents (e)	4,695	(8,118)	(157.8)%	5,222	(148)	(3628.4)%
Cash and cash equivalents at end of year	657,892	339,998	93.5%	657,892	339,998	93.5%

Reconciliation of cash and cash equivalents between the consolidated statement of financial position and the consolidated statement of cash flows:
Cash and cash equivalents presented in the consolidated statement of financial position	646,081	339,998	90.0%	646,081	339,998	90.0%
Cash and cash equivalents included in assets held for sale	11,811	—	n . a	11,811	—	n . a
Cash and cash equivalents presented in the consolidated statement of cash flows	657,892	339,998	93.5%	657,892	339,998	93.5%

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:		3Q26	3Q25	9M26	9M25
Operating activities	(a)	(3,887)	8,741	(10,962)	10,969
Acquisition of short term investment	(b)	4,280	(1,199)	14,558	(1,643)
Investing activities	(c)	4,581	(970)	14,360	(212)
Interest paid	(d)	(90)	(4,048)	74	(6,386)
Financing activities	(e)	381	(3,735)	(149)	(8,389)
Exchange rate changes and inflation on cash and cash equivalents	(f)	(1,075)	(4,036)	(3,249)	(2,368)

Statement of Financial position
$ thousands	9M26	12M25	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	3,229,001	3,010,351	7.3%
Right of use assets	374,023	388,993	(3.8)%
Investment property	24,750	24,037	3.0%
Intangible assets, net	249,292	253,875	(1.8)%
Biological assets	49,311	40,488	21.8%
Deferred income tax assets	15,714	23,722	(33.8)%
Trade and other receivables, net	111,029	82,889	33.9%
Derivative financial instruments	3,524	1,888	86.7%
Other Assets	8,538	3,459	146.8%
Total Non-Current Assets	4,065,182	3,829,702	6.1%
Current Assets
Biological assets	310,011	274,256	13.0%
Inventories	464,133	306,271	51.5%
Trade and other receivables, net	413,216	364,350	13.4%
Derivative financial instruments	116	1,243	(90.7)%
Short-term investment	5,811	89,826	(93.5)%
Cash and cash equivalents	646,081	383,150	68.6%
Current assets excluding assets classified as held for sale	1,839,368	1,419,096	29.6%
Assets classified as held for sale	75,638	—	n . a
Total Current Assets	1,915,006	1,419,096	34.9%
TOTAL ASSETS	5,980,188	5,248,798	13.9%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	221,808	221,808	—%
Share premium	841,643	876,091	(3.9)%
Cumulative translation adjustment	(325,082)	(426,225)	(23.7)%
Equity-settled compensation	15,269	11,358	34.4%
Other reserves	150,791	153,237	(1.6)%
Treasury shares	(5,382)	(7,940)	(32.2)%
Revaluation surplus	265,389	275,709	(3.7)%
Reserve from the sale of minority interests in subsidiaries	41,574	41,574	—%
Retained earnings	614,668	509,730	20.6%
Equity attributable to equity holders of the parent	1,820,678	1,655,342	10.0%
Non controlling interest	137,667	136,949	0.5%
TOTAL SHAREHOLDERS EQUITY	1,958,345	1,792,291	9.3%
LIABILITIES
Non-Current Liabilities
Trade and other payables	226	700	(67.7)%
Borrowings	1,577,889	1,379,921	14.3%
Lease liabilities	278,977	296,643	(6.0)%
Deferred income tax liabilities	752,736	728,634	3.3%
Payrroll and Social liabilities	998	567	76.0%
Derivatives financial instruments	2,439	1,271	91.9%
Provisions for other liabilities	24,864	22,269	11.7%
Total Non-Current Liabilities	2,638,129	2,430,005	8.6%
Current Liabilities
Trade and other payables	273,115	673,160	(59.4)%
Current income tax liabilities	54,880	31,921	71.9%
Payrroll and Social liabilities	57,418	38,782	48.1%
Borrowings	860,061	213,088	303.6%
Lease liabilities	65,573	59,959	9.4%
Derivative financial instruments	4,441	4,123	7.7%
Provisions for other liabilities	5,797	5,469	6.0%
Current liabilities excluding liabilities relating to assets held for sale	1,321,285	1,026,502	28.7%
Liabilities relating to assets classified as held for sale	62,429	—	n . a
Total Current Liabilities	1,383,714	1,026,502	34.8%
TOTAL LIABILITIES	4,021,843	3,456,507	16.4%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	5,980,188	5,248,798	13.9%